POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 91) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending October 15, 2008, payable October 15, 2008 to shareholders of record at the close of business on September 24, 2008 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 37) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending October 15, 2008, payable October 15, 2008 to shareholders of record at the close of business on September 24, 2008.

(3) A dividend (No. 28) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending October 15, 2008, payable October 15, 2008 to shareholders of record at the close of business on September 24, 2008.

(4) A dividend (No. 24) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending October 15, 2008, payable October 15, 2008 to shareholders of record at the close of business on September 24, 2008.

(5) A dividend (No. 12) of 31.25 cents per share on the First Preferred Shares, Series D (POW.PR.D) of the Corporation, for the quarter ending October 15, 2008, payable October 15, 2008 to shareholders of record at the close of business on September 24, 2008.

(6) A dividend (No. 320) of 29 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending September 30, 2008, payable September 30, 2008 to shareholders of record at the close of business on September 9, 2008.

.../2

(7) A dividend (No. 262) of 29 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending September 30, 2008, payable September 30, 2008 to shareholders of record at the close of business on September 9, 2008.

BY ORDER OF THE BOARD

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
July 31, 2008

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

SIX-MONTH RESULTS AND DIVIDEND

Winnipeg, Manitoba, July 31, 2008 – Power Corporation of Canada's operating earnings for the six-month period ended June 30, 2008 were $685 million or $1.45 per share, compared with $757 million or $1.62 per share in the corresponding period of 2007.

For the six-month period ended June 30, 2008, subsidiaries contributed $692 million to the Corporation's operating earnings, compared with $665 million in 2007.

The decrease in operating earnings in 2008 reflects a lower level of income from investments compared with 2007 when the Corporation recorded substantial gains generated by its investment in the Sagard 1 Fund in Europe and its QFII operations in China.

Other income was $386 million or $0.85 per share in the six-month period ended June 30, 2008, compared with $2 million or $0.01 per share in the corresponding period of 2007, and consisted mainly of the Corporation's share of non-operating earnings recorded by Power Financial as discussed below.

As a result, net earnings for the period were $1,071 million or $2.30 per share, compared with $759 million or $1.63 per share in the corresponding period of 2007.

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SECOND-QUARTER RESULTS

For the quarter ended June 30, 2008, operating earnings of the Corporation were $381 million or $0.81 per share, compared with $394 million or $0.84 per share in the second quarter of 2007. Subsidiaries contributed $383 million to Power Corporation's operating earnings in the second quarter of 2008, compared with $363 million in the second quarter of 2007.

Other income for the second quarter in 2008 was $314 million or $0.69 per share, compared with $2 million or $0.01 per share in same quarter of 2007.

Net earnings for the quarter were therefore $695 million or $1.50 per share in 2008, compared with $396 million or $0.85 per share in 2007.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2008 were $1,081 million or $1.48 per share, compared with $1,052 million or $1.43 per share in the corresponding period in 2007. This represents a 3.0% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from Power Financial's subsidiaries and Parjointco.

Other income for the six-month period ended June 30, 2008 was $572 million or $0.81 per share and consisted of Power Financial's share of non-operating earnings recorded by both Great-West Lifeco and Pargesa.

On April 1, 2008, Lifeco announced that GWL&A had completed the sale of its health care business, Great-West Healthcare. As a result of the sale, a gain of $649 million after tax or $0.726 per common share was recorded in Lifeco's net income. Lifeco's 2008 results also include two non-recurring items that totalled $118 million after tax or $0.132 per common share. A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

Net earnings of Power Financial Corporation, including other income, for the six-month period ended June 30, 2008 were $1,653 million or $2.29 per share, compared with $1,055 million or $1.44 per share in 2007.

For the quarter ended June 30, 2008, Power Financial's operating earnings were $590 million or $0.81 per share, compared with $570 million or $0.78 per share in the second quarter of 2007. This represents an increase of 4.0% on a per share basis.

Earnings were impacted by the increase in the foreign exchange value of the Canadian dollar compared with Lifeco's major operating currencies. Based upon Lifeco's growth in earnings on a constant currency basis, Power Financial's operating earnings on a per share basis for the quarter would have increased by 7.3%.

Other items for the second quarter of 2008 (which include Power Financial's share of the gain recorded by Lifeco and discussed above) were $477 million or $0.68 per share, compared with $3 million or $0.01 per share for the same quarter in 2007.

Net earnings for the quarter were therefore $1,067 million or $1.49 per share in 2008, compared with $573 million or $0.79 per share in 2007.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
1986 Series	September 24, 2008	October 15, 2008	To be determined in accordance with the articles of the Corporation
Series A	September 24, 2008	October 15, 2008	35¢
Series B	September 24, 2008	October 15, 2008	33.4375¢
Series C	September 24, 2008	October 15, 2008	36.25¢
Series D	September 24, 2008	October 15, 2008	31.25¢

DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a quarterly dividend of 29 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable September 30, 2008 to shareholders of record September 9, 2008.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and subordinate voting shares are eligible dividends.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes.These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation and its subsidiaries for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties associated with the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable item manner by its subsidiaries.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

Following the announcement in 2007 of GWL&A's sale of its health care business, which closed on April 1, 2008, the results from Lifeco's U.S. health care business are presented in the consolidated financial statements as "discontinued operations", in accordance with GAAP. Power Corporation's share of these results is included in operating earnings, while the Corporation's share of the gain realized on the sale is included in Other items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	**June 30, 2008 (unaudited)**	December 31, 2007
Assets		
Cash and cash equivalents	**5,799**	6,320
Investments		
Shares	**8,527**	8,426
Bonds	**64,611**	65,069
Mortgages and other loans	**17,520**	16,423
Loans to policyholders	**6,618**	6,317
Real estate	**2,916**	2,549
	100,192	98,784
Funds held by ceding insurers	**13,676**	1,512
Investments at equity	**3,504**	3,527
Assets of operations held for sale	**–**	697
Intangible assets	**5,139**	5,072
Goodwill	**9,388**	9,343
Future income taxes	**1,025**	826
Other assets	**7,084**	7,064
	145,807	133,145
Liabilities		
Policy liabilities		
Actuarial liabilities	**100,462**	87,681
Other	**4,463**	4,385
Deposits and certificates	**896**	857
Funds held under reinsurance contracts	**162**	164
Liabilities of operations held for sale	**–**	428
Debentures and other borrowings	**5,421**	6,875
Preferred shares of subsidiaries	**1,611**	1,603
Capital trust securities and debentures	**640**	639
Future income taxes	**772**	841
Other liabilities	**7,270**	6,854
	121,697	110,327
Non-controlling interests	**13,494**	12,781
Shareholders' Equity		
Stated capital		
Non-participating shares	**792**	794
Participating shares	**509**	475
Contributed surplus	**95**	78
Retained earnings	**9,114**	8,304
Accumulated other comprehensive income	**106**	386
	10,616	10,037
	145,807	133,145

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of Canadian dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2008	2007	**2008**	2007
Revenues				
Premium income	**4,523**	4,010	**21,313**	9,352
Net investment income				
Regular net investment income	**1,711**	1,579	**3,135**	3,116
Change in fair value on held-for-trading assets	**(1,595)**	(1,927)	**(2,535)**	(2,344)
	116	(348)	**600**	772
Fee and media income	**1,569**	1,326	**3,111**	2,627
	6,208	4,988	**25,024**	12,751
Expenses				
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**3,484**	2,550	**19,768**	7,891
Commissions	**549**	556	**1,090**	1,110
Operating expenses	**1,019**	795	**2,056**	1,618
Financing charges	**112**	90	**254**	176
	5,164	3,991	**23,168**	10,795
	1,044	997	**1,856**	1,956
Share of earnings of investments at equity	**97**	75	**110**	87
Other income, net	**2**	3	**20**	3
Earnings from continuing operations before income taxes and non-controlling interests	**1,143**	1,075	**1,986**	2,046
Income taxes	**278**	243	**467**	469
Non-controlling interests	**483**	463	**782**	872
Earnings from continuing operations	**382**	369	**737**	705
Earnings from discontinued operations	**313**	27	**334**	54
Net earnings	**695**	396	**1,071**	759
Earnings per participating share				
Basic	**1.50**	0.85	**2.30**	1.63
Diluted	**1.49**	0.84	**2.29**	1.62

SEGMENTED INFORMATION

Information on Profit Measure

Three months ended June 30, 2008	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,523	–	–	–	4,523
Net investment income					
Regular net investment income	1,648	56	–	7	1,711
Change in fair value on held-for-trading assets	(1,595)	–	–	–	(1,595)
	53	56	–	7	116
Fees and media income	806	665	–	98	1,569
	5,382	721	–	105	6,208
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	3,484	–	–	–	3,484
Commissions	330	235	–	(16)	549
Operating expenses	698	163	–	158	1,019
Financing charges	77	22	–	13	112
	4,589	420	–	155	5,164
	793	301	–	(50)	1,044
Share of earnings of investments at equity	–	–	100	(3)	97
Other income (charges), net	–	–	4	(2)	2
Earnings from continuing operations before income taxes and non-controlling interests	793	301	104	(55)	1,143
Income taxes	188	85	–	5	278
Non-controlling interests	351	128	35	(31)	483
Contribution to consolidated earnings from continuing operating	254	88	69	(29)	382
Contribution to consolidated earnings from discontinued operations	313	–	–	–	313
Contribution to consolidated net earnings	567	88	69	(29)	695

SEGMENTED INFORMATION (continued)

Information on Profit Measure

Three months ended June 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,010	–	–	–	4,010
Net investment income					
Regular net investment income	1,465	45	–	69	1,579
Change in fair value on held-for-trading assets	(1,927)	–	–	–	(1,927)
	(462)	45	–	69	(348)
Fee and media income	554	677	–	95	1,326
	4,102	722	–	164	4,988
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	2,550	–	–	–	2,550
Commissions	336	237	–	(17)	556
Operating expenses	485	154	–	156	795
Financing charges	53	22	–	15	90
	3,424	413	–	154	3,991
	678	309	–	10	997
Share of earnings of investments at equity	–	–	80	(5)	75
Other income (charges), net	–	–	3	–	3
Earnings from continuing operations before income taxes and non-controlling interests	678	309	83	5	1,075
Income taxes	131	93	–	19	243
Non-controlling interests	319	135	28	(19)	463
Contribution to consolidated earnings from continuing operations	228	81	55	5	369
Contribution to consolidated earnings from discontinued operations	27	–	–	–	27
Contribution to consolidated net earnings	255	81	55	5	396

SEGMENTED INFORMATION (continued)

- Information on Profit Measure

Six months ended June 30, 2008	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	21,313	–	–	–	21,313
Net investment income					
Regular net investment income	3,000	117	–	18	3,135
Change in fair value on held-for-trading assets	(2,535)	–	–	–	(2,535)
	465	117	–	18	600
Fees and media income	1,603	1,319	–	189	3,111
	23,381	1,436	–	207	25,024
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	19,768	–	–	–	19,768
Commissions	652	470	–	(32)	1,090
Operating expenses	1,408	330	–	318	2,056
Financing charges	183	44	–	27	254
	22,011	844	–	313	23,168
	1,370	592	–	(106)	1,856
Share of earnings of investments at equity	–	–	117	(7)	110
Other income (charges), net	–	–	13	7	20
Earnings from continuing operations before income taxes and non-controlling interests	1,370	592	130	(106)	1,986
Income taxes	297	164	–	6	467
Non-controlling interests	534	259	44	(55)	782
Contribution to consolidated earnings from continuing operations	539	169	86	(57)	737
Contribution to consolidated earnings from discontinued operations	334	–	–	–	334
Contribution to consolidated net earnings	873	169	86	(57)	1,071

SEGMENTED INFORMATION (continued)

- Information on Profit Measure

Six months ended June 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	9,352	–	–	–	9,352
Net investment income					
Regular net investment income	2,859	108	–	149	3,116
Change in fair value on held-for-trading assets	(2,344)	–	–	–	(2,344)
	515	108	–	149	772
Fee and media income	1,107	1,335	–	185	2,627
	10,974	1,443	–	334	12,751
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	7,891	–	–	–	7,891
Commissions	676	468	–	(34)	1,110
Operating expenses	1,007	311	–	300	1,618
Financing charges	104	44	–	28	176
	9,678	823	–	294	10,795
	1,296	620	–	40	1,956
Share of earnings of investments at equity	–	–	98	(11)	87
Other income (charges), net	–	–	3	–	3
Earnings from continuing operations before income taxes and non-controlling interests	1,296	620	101	29	2,046
Income taxes	244	192	–	33	469
Non-controlling interests	610	269	34	(41)	872
Contribution to consolidated earnings from continuing operations	442	159	67	37	705
Contribution to consolidated earnings from discontinued operations	54	–	–	–	54
Contribution to consolidated net earnings	496	159	67	37	759

END